UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42100

RAYTECH HOLDING LIMITED

(Exact name of registrant as specified in its charter)

Unit 609, 6/F, Nan Fung Commercial Centre,

No.19 Lam Lok Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Closing of Registered Direct Offering

On June 18, 2026, Raytech Holding Limited (the “Company”) entered into securities purchase agreements with certain investors for the sale of an aggregate of 3,149,832 ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), at a public offering price of US$1.97 per Ordinary Share (the “Offering”). The Ordinary Shares were offered and sold pursuant to the Company’s registration statement on Form F-3 (File No. 333-290696), declared effective by the Securities and Exchange Commission on December 18, 2025, and a prospectus supplement dated June 18, 2026 filed pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended. The Offering closed on June 29, 2026, and the Company issued and sold all such Ordinary Shares for aggregate gross proceeds of approximately US$6.2 million before deducting placement agent fees and other offering expenses.

CBC Securities Inc. acted as the Company’s exclusive placement agent for the Offering on a reasonable best efforts basis, pursuant to a placement agency agreement dated June 18, 2026. The Company agreed to pay the placement agent a fixed cash transaction fee of US$50,000 at closing and to reimburse up to US$5,000 of its out-of-pocket expenses.

The board of directors and the audit committee of the board of directors of the Company have each reviewed and approved the Offering and the transactions contemplated thereby, including the participation of Fortune Genesis Holdings Limited and WK Frater Holdings Limited (the “Affiliated Investors”), as required under the Company’s related-party transaction approval procedures and applicable corporate governance requirements. The Affiliated Investors are affiliates of certain of the Company’s directors and its largest shareholder, and each purchased 999,014 Ordinary Shares in the Offering at the same price and on the same terms as the other investors. The Company relied on the foreign private issuer home country practice exemption under Nasdaq Listing Rule 5615(a)(3) in lieu of the shareholder approval requirements of Nasdaq Listing Rule 5635 in connection with such participation. Pursuant to Section 4.1 of their respective securities purchase agreements, each of the Affiliated Investors agreed to a lock-up, subject to customary exceptions, with respect to the Ordinary Shares purchased by it in the Offering for the period from the closing through and including September 20, 2026.

The Company intends to use the net proceeds for general corporate and working capital purposes, supporting its strategic expansion into the personal health care electronics product category, and integration costs and post-closing working capital requirements relating to the acquisition of Worry free Group (Hong Kong) Limited.

The foregoing descriptions of the securities purchase agreements and the placement agency agreement are summaries only and are qualified in their entirety by reference to the full text of such documents, the forms of which are filed as Exhibits 10.1 and 10.2 hereto. The information in this report on Form 6-K, together with such exhibits, is incorporated by reference into the Company’s registration statement on Form F-3 (Registration No. 333-290696).

Exhibits

Exhibit No.	Description
5.1	Opinion of Harney Westwood & Riegels
10.1	Form of Securities Purchase Agreement, dated June 18, 2026
10.2	Placement Agency Agreement, dated June 18, 2026
99.1	Press Release, dated June 29, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Raytech Holding Limited

Date: June 29, 2026	By:	/s/ Tim Hoi Ching
	Name:	Tim Hoi Ching
	Title:	Chief Executive Officer

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